PE
9-1-02

OMB APPROVAL	
OMB Number:	3235-0116
Expires:	November 30, 1996
Estimated average burden hours per response	9.90

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

Arauco and Constitution Pulp, Inc.
(Translation of registrant's name into English)

Agustinas 1070, Sixth Floor, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-______________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date September 11,2002

By ________________
(Signature)*
Alejandro Pérez, Chief Executive Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
June 30, 2002
Amounts in thousands of U.S. dollars, except as indicated.

1. VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the "Company") and its subsidiaries (the Company, together with its subsidiaries, "Arauco") have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the "Chilean Securities Commission"). In management's opinion there is no material difference between the Company's economic value and the valuation reflected in the Company's financial statements.

2. ANALYSIS OF FINANCIAL POSITION

a) *Analysis of the Balance Sheet*

Beginning January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. maintain their accounting records and prepare their financial statements in US dollars.

For convenience purposes, the Company's consolidated financial statements as of and for the six months ended June 30, 2001, have been translated into US dollars at the June 30, 2001 observed exchange rate of Ch$ 629.00 per US$ 1.00.

These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing the Company's financial statements or could be converted into U.S. dollars at the rate indicated.

The principal components of assets and liabilities as of June 30, 2001 and 2002 are as follows:

Assets	**2001 ThUS$**	**2002 ThUS$**
Current assets	826,496	1,130,689
Net fixed assets	3,731,305	3,669,835
Other assets	36,416	42,651
Total assets	4,594,217	4,843,175

Liabilities and Shareholders Equity	**2001 ThUS$**	**2002 ThUS$**
Current liabilities	193,305	199,981
Long-term liabilities	1,398,601	1,620,432
Minority interest	6,146	5,860
Shareholders' equity	2,996,165	3,016,902
Total liabilities	4,594,217	4,843,175

Amounts in thousands of U.S. dollars, except as indicated.

Total assets increased by 5.4%, or US$ 249 million, from June 30, 2001 to June 30, 2002. The increase is mainly attributable to a US$ 392 million increase in marketable securities, partially offset by decreases of US$ 47 million in trade accounts receivable and of US$ 62 million in property, plant and equipment.

Total liabilities increased by US$ 229 million from June 30, 2001 to June 30, 2002. The increase is mainly attributable to a US$ 284 million net increase in bonds, which in turn is due to the issuance of US$ 400 million of new Yankee bonds during the third quarter of 2001, partially offset by the effect of a US$ 120 million prepayment of Yankee bonds.

The main financial and operating ratios are as follows:

Liquidity ratios	2001	2002
Current ratio	4.28	5.65
Acid ratio	2.28	3.84

The increase in the current and acid ratios in 2002 is primarily attributable to an increase in marketable securities by US$ 329 million.

Debt indicators	2001	2002
Debt to equity ratio	0.53	0.60
Short-term debt to total debt	0.12	0.11
Long-term debt to total debt	0.88	0.89
Financial expenses covered	2.62	3.01

The variation in the debt ratio is not significant and the increase of 0.07 percentage points is primarily attributable to the issuance of US$ 400 million in Yankee bonds.

The variation in short-term debt to total debt ratios, from 12% in 2001 to 11% in 2002, is not significant, due to the fact that the Company has largely maintained its existing debt composition.

The ratio of financial expenses covered increased 0.39 points. The increase is primarily attributable to a US$ 10 million increase in financial expenses and a US$ 34 million increase in net income from June 30, 2001 to June 30, 2002.

Operational ratios	2001	2002
Inventory turnover	0.81	0.85
Inventory permanence (days)	222.82	211.81

The inventory turnover ratio increased by 0.04 points. The increase was primarily due to an decrease in average inventory during 2002. Inventory permanence decreased from 222 days in 2001 to 211 days in 2002.

Amounts in thousands of U.S. dollars, except as indicated.

b) Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	2001 ThUS$	2002 ThUS$	2001 %	2002 %
Export sales				
Pulp	317,572	274,675	56.74	48.93
Sawn timber and cut wood	100,203	136,357	17.90	24.30
Plywood and fiber panels	45,099	62,182	8.06	11.08
Forestry products	4,199	6,887	0.75	1.22
Other	-	-	-	-
Total export sales	**467,073**	**480,101**	**83.45**	**85.53**
Pulp	19,489	14,264	3.48	2.54
Sawn timber and cut wood	28,710	25,793	5.12	4.59
Forestry products	13,354	9,502	2.38	1.70
Plywood and fiber panels	25,681	22,418	4.59	3.99
Other	5,453	9,217	0.97	1.65
Total domestic sales	**92,687**	**81,194**	**16.55**	**14.47**
Total operating income	**559,760**	**561,295**	**100.00**	**100.00**

Operating costs	2001 ThUS$	2002 ThUS$	2001 %	2002 %
Timber	68,870	63,254	22.03	21.67
Forestry work	57,019	59,515	18.24	20.39
Depreciation	55,702	47,650	17.82	16.33
Maintenance costs	44,396	23,252	14.20	7.96
Chemical products	29,045	28,463	9.29	9.75
Sawing services	29,751	34,352	9.52	11.77
Other raw materials and indirect costs	15,981	24,102	5.11	8.26
Energy and fuel costs	11,863	11,281	3.79	3.87
Total operating costs	**312,627**	**291,869**	**100.00**	**100.00**

Amounts in thousands of U.S. dollars, except as indicated.

Analysis of Operating Income

Operating income includes net income of US$ 159 million compared to US$ 137 million in 2001, a increase of US$ 22 million. The increase is primarily due to a US$ 22 million increase in the gross margin, which was due in turn to a decrease in expenses from June 30, 2001 to June 30, 2002.

Analysis of Non-Operating Income (Loss)

There was a non-operating loss of US$ 55 million during 2002, compared to a non-operating loss of US$ 83 million in 2001. These losses were primarily caused by the following items:

- The foreign currency exchange rate loss decreased from a loss of US$ 60 million in 2001 to a loss of US$ 8 million in 2002, largely due to the impact of the Yankee bonds issued during 2000 and the shift by the Company and several of its subsidiaries to using U.S. dollars instead of Chilean pesos in their accounting records, starting January 1, 2002.
- Financial expenses, which increased by US$ 10 million from US$ 47 million in 2001 to US$ 57 million in 2002, largely due to the increase in bonds payable.

Profitability ratios	2001	2002
Equity yield	2.36	3.43
Asset performance ratio	1.57	2.19
Operating asset ratio	3.14	3.41
Income per share (US$)	0.61	0.91

EBITDA (*)		159,361	211,904
Income after tax	ThUS$	46,508	93,288

(*) Income before income tax, interest, depreciation, amortization and extraordinary items.

Amounts in thousands of U.S. dollars, except as indicated.

3. ANALYSIS OF CASH FLOW

	2001 ThUS$	2002 ThUS$
Operating cash flow	32,190	237,659
Cash flow from financing activities	(52,709)	(71,922)
Cash flow from investment activities	(13,045)	(117,726)
Net cash flow for the year	**(33,564)**	**48,011**

The increase in operating cash flows is largely due to higher collections of trade accounts receivable.

The balance of US$ 72 million in cash flows from financing activities is largely due to lower payments by the Company to financial institutions during 2001.

The variation in cash flows from investment activities is largely due to the impact of decreased sales of financial instruments as well as decreased purchases of property, plant and equipment in 2001.

4. MARKET RISK ANALYSIS

Pursuant to economic risks derived from interest rate variations, the Company has consistently applied policies consistent with the general policies of the industries in which it operates.

As explained in Note 2, beginning January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. maintain their accounting records and prepare their financial statements in US dollars. Both their assets and their liabilities are denominated in US dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate is significantly decreased.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Consolidated Balance Sheets
Amounts in thousands of U.S. dollars, except as indicated.

ASSETS	At June 30, 2001 ThUS$	At June 30, 2002 ThUS$
CURRENT ASSETS :		
Cash	6,334	9,533
Time deposits	5,877	4,883
Marketable securities (note 3)	84,857	476,885
Trade accounts receivable (note 4)	239,756	192,537
Notes receivable	10,350	5,959
Other receivables	28,390	30,414
Notes and accounts receivable from related parties (note 18)	959	1,339
Inventories (note 5)	364,523	342,839
Recoverable taxes	36,936	13,553
Prepaid expenses	21,529	19,574
Deferred tax assets (note 15)	-	11,440
Other current assets	26,985	21,733
Total current assets	***826,496***	***1,130,689***
PROPERTY, PLANT AND EQUIPMENT: (note 6)		
Land	365,615	357,600
Forests	1,899,506	1,811,847
Buildings and other infrastructure	1,347,078	1,351,280
Machinery and equipment	1,343,919	1,384,645
Other	217,288	290,012
Technical revaluation	71,207	68,832
Less: Accumulated depreciation	(1,513,308)	(1,594,381)
Net property, plant and equipment	***3,731,305***	***3,669,835***
OTHER NON-CURRENT ASSETS:		
Investments in related companies (note 7)	15,826	18,094
Investments in other companies	162	140
Goodwill (note 8)	3,792	3,722
Negative goodwill (note 8)	(55,794)	(22,518)
Long-term receivables	5,962	5,177
Intangibles	550	504
Amortization	(132)	(143)
Other (note 9)	66,050	37,675
Total other non-current assets	***36,416***	***42,651***
Total assets	***4,594,217***	***4,843,175***

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Consolidated Balance Sheets
Amounts in thousands of U.S. dollars, except as indicated.

LIABILITIES AND SHAREHOLDERS' EQUITY	At June 30, 2001 ThUS$	2002 ThUS$
CURRENT LIABILITIES:		
Current bank borrowings (note 10)	239	637
Current portion of long-term bank borrowings (note 14)	42,515	46,202
Current portion of bonds (note 12)	23,743	31,967
Current portion of other long term liabilities	1,378	631
Dividends payable	1,764	1,583
Trade account payable	68,143	66,417
Notes payable	6	6
Sundry accounts payable	12,602	12,031
Notes and accounts payable to related companies (note 18)	988	947
Accrued liabilities (note 13)	33,213	21,889
Withholding taxes	2,075	4,735
Income tax payable	-	8,549
Deferred income	757	1,956
Deferred tax liabilities (note 15)	5,433	-
Other current liabilities	449	2,431
Total current liabilities	***193,305***	***199,981***
LONG-TERM LIABILITIES:		
Long-term bank borrowings (note 14)	290,242	250,819
Bonds (note 12)	1,004,993	1,280,809
Notes payable	1	1
Sundry accounts payable	11,918	4,023
Accrued liabilities (note 13)	8,756	8,023
Deferred tax liabilities (note 15)	72,393	76,065
Other long-term liabilities	10,298	692
Total long-term liabilities	***1,398,601***	***1,620,432***
Minority interest (note 25)	***6,146***	***5,860***
SHAREHOLDERS' EQUITY: (note 20)		
Paid-up in capital	356,186	347,551
Share premium	5,764	5,625
Forestry and other reserves	1,378,821	1,300,972
Retained earnings	1,186,808	1,259,743
Net income for the period	68,586	103,011
Total shareholders' equity	***2,996,165***	***3,016,902***
Total liabilities and shareholders' equity	***4,594,217***	***4,843,175***

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Consolidated Statements of Income
Amounts in thousands of U.S. dollars, except as indicated.

	At June 30, 2001 ThUS$	2002 ThUS$
OPERATING INCOME:		
Sales revenue (note 21)	559,760	561,295
Cost of sales (note 22)	(312,627)	(291,869)
Gross profit	247,133	269,426
Administration and selling expenses (note 22)	(110,117)	(110,051)
Operating income	***137,016***	***159,375***
NON-OPERATING INCOME:		
Interest earned	3,397	12,180
Share of net income of related companies (note 7)	378	1,094
Other non-operating income (note 23)	16,707	3,639
Amortization of goodwill (note 8)	(463)	(572)
Interest expenses	(46,808)	(56,708)
Other non-operating expenses (note 24)	(4,279)	(6,625)
Price-level restatement (note 1)	8,386	(181)
Foreign currency exchange rate (note 1)	(60,848)	(8,219)
Non-operating loss	***(83,530)***	***(55,392)***
Income before taxes, minority interest and amortization of negative goodwill	53,486	103,983
Income taxes (note 15)	(6,978)	(10,695)
Income before minority interest and amortization of negative goodwill	46,508	93,288
Minority interest (note 18)	(139)	(158)
Income before amortization of negative goodwill	46,369	93,130
Amortization of negative goodwill (note 8)	22,217	9,881
Net income	***68,586***	***103,011***

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Statements of Consolidated Cash Flows
Amounts in thousands of U.S. dollars, except as indicated.

	At June 30,	
	2001	**2002**
CASH FLOWS FROM OPERATING ACTIVITIES	**ThCh$**	**ThCh$**
Net income	68,586	103,011
Loss (Profit) on sale of assets		
Loss (profit) on sale of property, plant and equipment	(1,216)	(312)
Loss on sale of financial investments	-	25
Items affecting income not involving the movement of cash:		
Depreciation	58,604	50,641
Amortization of intangibles	15	14
Write-offs and provisions	1,571	707
Profit from investments accounted for under the equity method	(407)	(1,094)
Loss from investments accounted for under the equity method	29	-
Amortization of goodwill	463	572
Amortization of negative goodwill	(22,217)	(9,881)
Net price level restatement	(8,386)	181
Foreign currency exchange rate	60,848	8,219
Others	19,391	27,406
Decrease (Increase) in current assets:		
Clients and debtors	(166,126)	48,464
Inventory	(10,749)	9,897
Other current assets	(17,239)	(8,561)
Increase (Decrease) in current liabilities:		
Suppliers and creditors	56,348	3,335
Interest payable	5,481	6,672
Provision for income taxes	(16,722)	4,131
Other current liabilities	3,916	(5,768)
Net cash flows from operating activities	***32,190***	***237,659***

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Statements of Consolidated Cash Flows, continued
Amounts in thousands of U.S. dollars, except as indicated.

	At June 30,	
	2001	**2002**
CASH FLOWS FROM FINANCING ACTIVITIES	**ThUS$**	**ThUS$**
Loans from financial institutions	251,690	760
Dividends paid	(61,493)	(32,.934)
Loans paid	(240,432)	(37,697)
Repayments of bonds	(2,173)	(2,077)
Other financing activities	(301)	26
Net cash flow from financing activities	***(52,709)***	***(71,922)***
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of property, plant and equipment	1,903	745
Sales of financial instruments	85,370	8,053
Purchase of property, plant and equipment	(80,329)	(117,845)
Investments in other companies	(171)	-
Purchases of financial instruments	(20,091)	(7,999)
Other investments	273	(680)
Net cash flow from investment activities	***(13,045)***	***(117,726)***
Net cash flows from operating, investing and financing activities	(33,564)	48,011
Effect of inflation	(920)	540
Net decrease in cash and cash equivalents	(34,484)	48,551
Initial balance of cash and cash equivalents	135,497	442,205
FINAL BALANCE OF CASH AND CASH EQUIVALENTS	***101,013***	***490,756***

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the "Company"), and its subsidiaries are engaged principally in the production of pulp and forestry and wood products and the management of its subsidiaries' forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as "Arauco") are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the "Chilean Securities Commission"). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (US).

The consolidated financial statements as of June 30, 2001 and 2002 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

Amounts in thousands of U.S. dollars, except as indicated.

(a) Organization and basis of presentation, continued

	Interest of the Company as of June 30, 2002			*Total as of June 30, 2001*
Subsidiary company	Direct	Indirect	Total	Total
	%	%	%	%
Alto Paraná S.A. (Argentina)	-	99.97	99.97	99.98
Arauco Denmark ApS (Denmark)	99.00	0.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	99.99	0.00	99.99	-
Arauco Forest Products B.V.(The Netherlands)	-	99.99	99.99	99.99
Arauco Generación S.A.	99.00	0.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	99.00	0.99	99.99	99.99
Arauco Perú S.A. (ex - Cholguán Lima S.A.) (Peru)	99.00	0.99	99.99	99.99
Arauco Wood Products, Inc. (USA)	98.81	1.18	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	99.00	0.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Controladora de Plagas Forestales S.A.	-	51.08	51.08	51.08
Distribuidora Centromaderas S.A.	-	99.99	99.99	99.99
Forestal Arauco Costa Rica S.A. (Costa Rica)	10.00	89.93	99.93	-
Forestal Arauco Guatemala S.A. (Guatemala)	85.00	14.99	99.99	99.99
Forestal Arauco S.A.	99.92	-	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	-	97.35	97.35	97.94
Forestal Conosur S.A. (Uruguay)	1.00	97.07	98.07	98,07
Forestal Misiones S.A. (Argentina)	-	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	99.99	-	99.99	99.99
Inversiones Cholguán S.A. (previously Sociedad Agrícola y Ganadera Tolhuaca S.A.)	-	99,92	99,92	95.38
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Servicios Logísticos Arauco S.A. (previously Portuaria Arauco S.A.)	45.00	54.96	99.96	99.96
Trupán Argentina S.A. (Argentina)	-	99.99	99.99	99.99
Arauco Europe S.A. (Switzerland)	59.90	0.099	59.99	-
Arauco Do Brasil Ltda. (Brazil)	99.99	0.00	99.99	-
Agenciamiento y Servicios Profesionales S.A. (Mexico)	99.00	0.9999	99.99	-

(b) Currency records

Beginning January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. maintain their accounting records and prepare their financial statements in US dollars. The Company's other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c) Price-level restatement

The charge or credit for price-level restatement in the consolidated financial statements is comprised of the following three factors:

(i) the effect of changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements;

(ii) the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento ("UF"); and

(iii) the change in the value of assets and liabilities which are denominated in foreign currencies.

(i) Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements (including the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos) is calculated by restating non-monetary assets, liabilities, shareholders' equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the period. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of monetary assets and liabilities (other than UF - and foreign currency - denominated assets and liabilities) held by Arauco.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the "prior month rule", according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

Amounts in thousands of U.S. dollars, except as indicated.

(i) Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	*Change from previous June 30,*
June 30, 2001	108.50	3.6%
June 30, 2002	110.63	2.0%

The values of the CPI used for the price-level restatement for the two most recent fiscal years were as follows:

	Index	*Change from previous May 31,*
May 31, 2001	108.44	3.7%
May 31, 2002	110.77	2.1%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

Amounts in thousands of U.S. dollars, except as indicated.

(ii) Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile's CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexations of the UF.

Values for the UF were as follows (historical pesos per UF):

	Ch$
June 30, 2001	16,002.32
June 30, 2002	16,355.20

(iii) Assets and liabilities denominated in foreign currency

Assets and liabilities denominated in foreign currency are detailed in note 18 and have been translated into Chilean pesos at the observed exchange rates, as reported by the Central Bank of Chile. The observed exchange rates for foreign currencies were as follows:

	At June 30,	
	2001	***2002***
	Ch$	***Ch$***
U.S. dollar	629.00	688.05
Yen	5.04	5.75
Euro	534.23	681.91
DM	273.15	-
GBP	888.92	1.052,71

The differences arising in the valuations of assets and liabilities denominated in foreign currency as a result of variations in the exchange rates are accounted for in the income statement as an item of price-level restatement in the period in which they arise. Realized and unrealized losses and realized gains on forward foreign exchange contracts and currency swaps are accounted for under the account headings "Interest and other financial expenses" and "Interest earned" in the period in which they arise. See note 1 (n).

Amounts in thousands of U.S. dollars, except as indicated.

(c) Price-level restatement, continued

Credit(charge) to income for price-level restatement:
The charge or credit to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders' equity and income statement accounts as follows:

	Period ended June 30,	
	2001	*2002*
	ThUS$	*ThUS$*
	Credit (Charge)	*Credit (Charge)*
Assets, liabilities and equity restating by CPI		
Shareholders' equity	(44,268)	(25,005)
Property, plant and equipment, net	43,785	11,707
Inventories	4,215	847
Other assets and liabilities, net	4,461	12,589
Net effect on income	*8,193*	*138*
Price-level restatement of income statement accounts	193	(319)
Credit (Charge) to income by CPI	*8,386*	*(181)*

	Period ended June 30,	
	2001	*2002*
	ThUS$	*ThUS$*
	Credit (Charge)	*Credit (Charge)*
Assets restating by foreign currency		
Trade accounts receivable	11,485	(2,275)
Inventories	8	(135)
Other assets	11,844	(16,685)
Liabilities restating by foreign currency		
Bank borrowings	(629)	857
Bonds	(80,029)	207
Other liabilities	(3,527)	9,812
Net effect on income by foreign currency	*(60,848)*	*(8,219)*

(d) Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus price-level restatement and accrued interest.

Marketable securities are shown at the lower of cost plus accrued interest and price-level restatement, or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest and price-level restatement.

(e) Inventories

Inventories of raw materials, spare parts and supplies have been stated at the latest purchase price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the period, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

(f) Property, plant and equipment

(i) Property, plant and equipment, excluding forests

The property, plant and equipment of the Company, Aserraderos Arauco S.A. and Paneles Arauco S.A. are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

(f) Property, plant and equipment, continued

(j) Property, plant and equipment, excluding forests, continued

The estimated average remaining useful lives of the property, plant and equipment are as follows:

	Years
Buildings and other infrastructure	44
Machinery and equipment	13
Other	2
Technical revaluation	11

(i) Property, plant and equipment, excluding forests, continued

Arauco generally capitalizes the interest costs associated with financing its work in progress. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

(ii) Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement. Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at period-end and the prior year's valuations plus price-level restatement is accounted for as an adjustment to "Forests" and to shareholders' equity under the account heading "Forestry and other reserves".

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders' equity account "Forestry and other reserves" is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

Amounts in thousands of U.S. dollars, except as indicated.

(g) Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 10% and 50%.

Arauco's proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

(h) Income taxes

Arauco has made provisions at each year-end for income taxes currently payable in accordance with current tax regulations. A detail of provisions for income taxes is shown in note 15.

At June 30, 2002, deferred income taxes have been recognized at the end of each period for all temporary differences between the financial reporting and tax bases of assets and liabilities. Until December 31, 1999, Arauco recognized deferred income taxes in the same manner except for the tax loss carry forwards of certain subsidiaries.

(i) Bonds

Bonds are shown at face value plus accrued interest and price-level restatement as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

(j) Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month's salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 8%.

(k) Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was US$ 791 thousand and US$ 585 thousand for the periods ended June 30, 2001 and 2002, respectively.

(l) Negative goodwill on investments

Any excess of the book value of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period.

(m) Goodwill on investments

Any consideration paid to acquire a company in excess of its book value is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five year period.

(n) Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than 3 months.

(o) Forward foreign exchange contracts and currency swaps

Arauco's open forward foreign exchange contracts and currency swaps are revalued according to the current spot rate on a monthly basis. Losses are accounted for in the income statement, whereas gains are deferred and accounted for as liabilities. Such gains are realized as income when the underlying contract expires.

Initial discounts, premiums or commissions on these contracts are deferred and amortized over the lives of the underlying contracts.

(p) Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders' equity or as a reduction of the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q) Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r) Allowance for doubtful accounts

Allowance for doubtful accounts are recorded based on uncollectibility analyses on an individual account basis.

(s) Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t) Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement and are amortized over 20 years.

(u) Revenue recognition policy

Revenues are recorded at the time of shipment of products to the customer or upon performance of services.

(v) Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w) Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in "Property, plant and equipment" as "other assets."

(x) Translation of foreign subsidiaries

Beginning January 1, 2002 the financial statements of the Company's foreign subsidiaries are translated into US dollars in accordance with Technical Bulletin ("BT") No. 64, "Accounting for Investments Abroad", issued by the Accountants Association of Chile. In accordance with BT No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company's operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into US dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco's operations into US dollars as follows:

- Monetary assets and liabilities are translated at period-end rates of exchange between the US dollar and the local currency.
- All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the US dollar and the local currency.
- Income and expense accounts are translated at average rates of exchange between the US dollar and the local currency.
- The effects of any exchange rate fluctuations as compared to the US dollar are included in the results of operations for the relevant period.

Amounts in thousands of U.S. dollars, except as indicated.

(x) Translation of foreign subsidiaries, continued

Until December 31, 2001 under BT No.64, the investment in the foreign subsidiary was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account "Cumulative Translation Adjustment", as the foreign investment itself was measured in US dollars. For the periods ended June 30, 2002 and 2001, as allowed by BT No. 64, the Company designated US dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

The Company uses an exchange rate of 3.8 Argentine pesos per U.S. dollar in translating its assets and liabilities denominated in Argentine pesos into U.S. dollars, pursuant to Chilean Securities Commission instructions and in accordance with BT N° 64. The recognition resulted in a loss of US$ 30 million.

As of June 30, 2002 the Company's investments in Argentina represented 12.8% of its consolidated assets, compared to 13.8% at June 30, 2001.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company's Argentine subsidiaries or whether the Argentine economic crisis may effect developments in other emerging markets including Chile. The Company's financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2. CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

3. MARKETABLE SECURITIES

Marketable securities as of each period-end, the majority of which are denominated in local currency, were as follows:

	As of June 30,	
	2001	***2002***
	ThUS$	***ThUS$***
Bonds	720	452
Units in mutual funds	84,109	476,408
Shares	28	25
Total marketable securities	*84,857*	*476,885*

000024

Amounts in thousands of U.S. dollars, except as indicated.

4. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of June 30,	
	2001	***2002***
	ThUS$	***ThUS$***
Trade accounts receivable	242,085	194,146
Allowance for doubtful accounts	(2,329)	(1,609)
Total trade accounts receivable	***239,756***	***192,537***

As of June 30, 2001 and 2002, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5. INVENTORIES

Inventories have been valued in accordance with the policy described in note 1 (d). The principal components were as follows:

	As of June 30,	
	2001	***2002***
	ThUS$	***ThUS$***
Finished goods (pulp)	64,239	27,899
Finished goods (sawn timber)	48,355	59,327
Finished goods on consignment (pulp)	36,788	26,829
Work in progress	9,343	13,733
Sawlogs, pulpwood and chips	17,322	16,308
Raw material	25,678	28,798
Forests under exploitation	151,103	158,629
Other	11,695	11,316
Total inventories	***364,523***	***342,839***

Amounts in thousands of U.S. dollars, except as indicated.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1 (e).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of June 30,	
	2001	***2002***
	ThUS$	***ThUS$***
Buildings and other infrastructure	3,818	3,607
Machinery and equipment	992	643
Other	4	3
Total increase in value due to technical revaluation of property, plant and equipment	***4,814***	***4,253***

Amounts in thousands of U.S. dollars, except as indicated.

6. PROPERTY, PLANT AND EQUIPMENT, *continued*

The depreciation charge to income of property, plant and equipment was calculated as described in note 1 (e) and was as follows:

	As of June 30,	
	2001	***2002***
	ThUS$	***ThUS$***
Depreciation of:		
Property, plant and equipment (excluding land and forests)	58,306	50,410
Technical revaluation	298	231
Total	***58,604***	***50,641***

Accumulated depreciation was as follows:

	As of June 30	
	2001	***2002***
	ThUS$	***ThUS$***
Accumulated depreciation of:		
Property, plant and equipment (excluding land and forests)	1,448,081	1,530,651
Technical revaluation	65,227	63,730
Total	***1,513,308***	***1,594,381***

Forests

The price-level restated cost and the commercial valuation increment of the forests, determined as described in note 1(e), was as follows:

	As of June 30,	
	2001	***2002***
	ThUS$	***ThUS$***
Price-level restated cost of forests	709,431	610,875
Commercial valuation increment	1,190,075	1,200,972
Total	***1,899,506***	***1,811,847***

Amounts in thousands of U.S. dollars, except as indicated.

7. INVESTMENTS IN RELATED COMPANIES

During 2002, Arauco made the following investments in related companies:

In March 2002, the Company acquired 5,814,617 shares in Paneles Arauco S.A. by making a capital contribution of US$ 20,339,681.73 through the capitalization of a loan. Forestal Arauco S.A. acquired 188,769 shares by making a capital contribution of US$ 660,318.27. As a result, the Company now holds a 99% controlling interest and Forestal Arauco S.A. holds a 1% interest in Paneles Arauco S.A.

Between January and June 2002 the Company and its subsidiary Forestal Cholguán S.A. made a capital contribution of US$ 330 thousand in Forestal Conosur S.A.

In February 2002, the Company and its subsidiary Forestal Arauco S.A. made a capital contribution of US$30 thousand to form Forestal Arauco Costa Rica S.A.

Between April and May 2002, the Company made a capital contribution of US$ 144 thousand to form Arauco Do Brasil Ltda., a contribution equivalent to 99.99% of Arauco do Brasil's paid-in capital.

In April 2002, the Company and its subsidiary Forestal Arauco S.A. made a capital contribution of US$ 6 thousand to form Agenciamiento y Servicios Profesionales S.A. de C.V.

During the first six months of 2002 the Company made a capital contribution of US$ 40 thousand to form Arauco Europe S.A.

During 2001, Arauco made the following investments in related companies:

Between January and June 2001 Arauco's subsidiary Forestal Arauco S.A. purchased 276,841 shares of Forestal Cholguán S.A. for US$ 164 thousand. The investment resulted in negative goodwill of US$ 42 thousand for Forestal Arauco S.A.

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies, as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

Liabilities that hedge investments in related companies

The Company maintains debt with financial institutions (Morgan Guaranty Trust) and with the public (the Company's Yankee Bonds 2nd Issue) that was specifically designated as hedging instruments for the Company's investment in Industrias Forestales S.A., in Argentina.

Amounts in thousands of U.S. dollars, except as indicated.

7. INVESTMENTS IN RELATED COMPANIES, *continued*

Investment in Alto Paraná S.A.

During June of 2001, Alto Paraná S.A. repurchased all of its preferred shares held by the Company. As a result of the repurchase, the Company realized a portion of its cumulative translation adjustment related to this investment, in accordance with BT No. 64, of US$ 11,969 thousand. See note 23.

The investments in related companies at each period-end were as follows:

	Percentage Participation		*As of June 30, Investment Value*		*Net income of investee*	
	2001 %	*2002 %*	*2001 ThUS$*	*2002 ThUS$*	*200 ThUS$*	*2002 ThUS$*
Puerto de Lirquén S.A.	20.14	20.14	13,692	13,665	398	778
Inversiones Puerto Coronel S.A.	16.67	33.33	1,754	4,075	(29)	293
Sociedad CDEC-SIC Ltda.	8.33	7.69	30	51	-	13
Servicios Corporativos Sercor S.A. (1)	20.00	20.00	350	303	9	10
Total			*15,826*	*18,094*	*378*	*1,094*

(1) During August 2000 "Sigma Servicios Informáticos S.A." was divided into two companies, one keeping the same name and the other one called "Servicios Corporativos Sercor S.A.". The investment in Sigma Servicios Informáticos S.A. was sold to Cia. de Seguros Generales Cruz del Sur S.A.

Amounts in thousands of U.S. dollars, except as indicated.

8 GOODWILL AND NEGATIVE GOODWILL

a) Negative goodwill as of each period-end was as follows:

	As of June 30,			
	2001		2002	
	Amortization for the year ThUS$	Balance of negative goodwill ThUS$	Amortization for the year ThUS$	Balance of negative goodwill ThUS$
Alto Paraná S.A.	12,917	15,303	773	1,613
Industrial y Forestal Misiones S.A.	6,057	18,170	6,057	6,057
Licancel S.A.	465	3,021	454	2,041
Maderas Prensadas Cholguán S.A.	360	1,348	340	577
Forestal Cholguán S.A.	2,418	17,952	2,257	12,230
Total negative goodwill	*22,217*	*55,794*	*9,881*	*22,518*

b) Goodwill as of each period-end was as follows:

	As of June 30,			
	2001		2002	
	Amortization for the year ThUS$	Balance of goodwill ThUS$	Amortization for the year ThUS$	Balance of goodwill ThUS$
Forestal El Aguaray S.A.	60	368	22	68
Paneles Arauco S.A. (Ex-Trupán S.A.)	403	3,424	393	2,554
Inversiones Puerto Coronel S.A.	-	-	157	1,100
Total goodwill	*463*	*3,792*	*572*	*3,722*

Amounts in thousands of U.S. dollars, except as indicated.

9. OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of June 30,	
	2001 ThUS$	***2002 ThUS$***
Recoverable taxes	52,204	17,641
Bond issue expenses	8,389	16,894
Discounts on bond issues	2,617	2,555
Financial instruments	378	-
Guarantee values	25	15
Other	2,437	570
Total other non-current assets	***66,050***	***37,675***

10. CURRENT BANK BORROWINGS

Current bank borrowings as of each period-end were as follows:

	As of June 30,	
	2001 ThUS$	***2002 ThUS$***
Total outstanding	239	637
Principal outstanding	239	486
Weighted average annual interest rate	-	-

Current bank borrowings were denominated as follows:

	As of June 30,	
	2001 ThUS$	***2002 ThUS$***
Obligations in foreign currency	239	637
Obligations in local currency	-	-
Total current bank borrowings	***239***	***637***

Amounts in thousands of U.S. dollars, except as indicated.

11. CURRENT LIABILITIES

(a) The following liabilities, excluding bank borrowings, fall due within one year:

	As of June 30,	
	2001	***2002***
	ThUS$	***ThUS$***
Current portion of bonds	42,515	46,202
Current portion of other long-term liabilities	1,378	631
Trade accounts payable	68,143	66,417
Notes payable	6	6
Accounts and notes payable to related parties	988	947
Current provisions	33,213	21,889
Sundry accounts payable and other liabilities	4,308	17,050
Total	***150,551***	***153,142***

(b) The percentages of these obligations in foreign and local currency, excluding the effects of forward foreign exchange contracts and currency swaps, were as follows at period-end:

	As of June 30,	
	2001	***2002***
	%	*%*
Foreign currency	41.86	40.04
Local currency	58.14	59.96
Total	***100.00***	***100.00***

Amounts in thousands of U.S. dollars, except as indicated.

12. BONDS

Arauco had two series of domestic bonds and five series of Yankee Bonds outstanding as of June 30, 2002.

The balances of the bonds were as follows:

	As of June 30, 2001 ThUS$	2002 ThUS$
Current		
Series A bonds	4,203	3,852
Series B bonds	322	299
Yankee Bonds 1st Issue	855	518
Yankee Bonds 2nd Issue	8,661	8,381
Yankee Bonds 3rd Issue	9,702	9,703
Yankee Bonds 4th Issue	-	9,214
Total current (including accrued interest)	*23,743*	*31,967*
Long-term		
Series A bonds	4,516	446
Series B bonds	477	148
Yankee Bonds 1st Issue	300,000	180,215
Yankee Bonds 2nd Issue	400,000	400,000
Yankee Bonds 3rd Issue	300,000	300,000
Yankee Bonds 4th Issue	-	400,000
Total long-term	*1,004,993*	*1,280,809*
Less total accrued interest	19,387	27,895
Total principal outstanding	*1,009,349*	*1,284,881*

Amounts in thousands of U.S. dollars, except as indicated.

12. BONDS, *continued*

These bonds have the following characteristics:

	Domestic Issue	*Domestic Issue*	*Yankee Bonds 1st Issue*	*Yankee Bonds 2nd Issue*	*Yankee Bonds 3rd Issue*	*Yankee Bonds 4th Issue*
Issue date	Jan. 28, 1991	Nov. 28, 1991	Dec.15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001
Authorized Amount (nominal)	Series A ThUF 4,800	Series A ThUF 2,250 Series B ThUF 250	8 years ThUS$200,000 12 years ThUS$ 100,000	8 years ThUS$ 175,000 12 years ThUS$ 100,000 20 years ThUS$ 125,000	10 years ThUS$ 300,000	10 years Th$400,000
Issue amount	Series A ThUF 4,800	Series A ThUF 1,650 Series B ThUF 160	8 years ThUS$200,000 12 years ThUS$100,000	8 years ThUS$ 175,000 12 years ThUS$ 100,000 20 years ThUS$ 125,000	10 years ThUS$300,000	10 years ThUS$400,000
Amounts Authorized but not issued		Series A ThUF 600 Series B ThUF 90				
Principal Repayment	Semi-annually Between Aug.1995 And Feb.2003	Semi-annually Between Jun.1994 And Dec.2003	8 years Dec. 2003 12 years Dec.2007	8 years September 2005 12 years September 2009 20 years September 2017	August 2010	September 2011
Interest rate (excluding effects of any interest rate swap)	Series A 6%	Series A and B 6%	8 years 6.75% 12 years 7.00%	8 years 6.95% 12 years 7.20% 20 years 7.50%	8.62 %	7.75%
Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

Amounts in thousands of U.S. dollars, except as indicated.

12. BONDS, *continued*

As of June 30, 2002, the principal and interest amounts due with respect to these bonds were as follows:

Year	*ThUS$*
2002 (*)	31,372
2003	81,404
2004	-
2005	175,000
2006 and thereafter	1,025,000
Total	***1,312,776***

(*) This amount includes US$ 27,895 thousand of accrued interest.

The principal financial covenants contained in the instruments or agreements with respect to such bonds are as follows:

- Arauco's debt to equity ratio must not exceed the ratio of 1:2.1
- Arauco's current liabilities must not exceed its current assets.

Amounts in thousands of U.S. dollars, except as indicated.

13. ACCRUED LIABILITIES

(a) Accrued liabilities were as follows:

	As of June 30,	
	2001	***2002***
	ThUS$	***ThUS$***
Accrued liabilities		
Accrual for staff vacations	2,902	3,355
Plant maintenance accrual	15,819	5,809
Standby letters of credit	353	1,016
Accrual for contingencies	2,546	947
Staff severance indemnities	472	395
Sales and shipments expense provisions	2,163	2,802
Electrical expense provision	1,386	1,267
Pending monthly provisional payments	3,229	477
Other current liabilities	4,124	4,191
Forestry activity expenses	219	1,630
Total accrued liabilities	***33,213***	***21,889***

(b) Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1 (i). The movement in this account was as follows:

	As of June 30,	
	2001	***2002***
	ThUS$	***ThUS$***
Balance at beginning of year	7,970	8,115
Provision during the year	528	749
Payments during the year	(312)	(446)
Balance as of period-end	***8,186***	***8,418***

	As of June 30,	
	2001	***2002***
	ThUS$	***ThUS$***
Shown in the balance sheet as:		
Current	472	395
Long-term	7,714	8,023
Total	***8,186***	***8,418***

Amounts in thousands of U.S. dollars, except as indicated.

14. LONG-TERM BANK BORROWINGS

(a) Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

		As of June 30, 2001		*As of June 30, 2002*	
Bank or financial institution	***Denomination***	***Long-term Portion***	***Short-term Portion***	***Long-term Portion***	***Short-term Portion***
		ThUS$	***ThUS$***	***ThUS$***	***ThUS$***
Morgan Guaranty Trust Company (2) (a)	US$	-	-	-	-
Morgan Guaranty Trust Company (2) (b)	US$	37,500	37,828	37,500	37,543
Export Development Corp (EDC) (1)	US$	250,000	3,011	-	-
J.P. Morgan –Chase (2) (c)	US$	-	1,177	250,000	8,576
Tesoro Argentino (3)	US$	2,742	499	2,742	83
Total long-term bank borrowings		***290,242***	***42,515***	***290,242***	***46,202***

The weighted average interest rates for foreign currency-denominated debt for the periods ended June 30, 2001 and 2002 were 5.33% and 3.49%, respectively. Arauco enters into forward foreign exchange contracts and currency swap agreements to swap certain amounts of its non-US dollar denominated payment obligations for US dollar-denominated payment obligations.

The UF rate has been expressed as an interest spread in excess of the indexation of the UF. See note 1 (b).

Six month LIBOR at June 30, 2001 and 2002 was 3.91% and 1.96%, respectively.

Amounts in thousands of U.S. dollars, except as indicated.

14. LONG-TERM BANK BORROWINGS, *continued*

(1) Arauco II Project Loans

This debt was incurred in connection with the construction of the Arauco II pulp mill. These loans are denominated in US dollars. Interest rates are variable at LIBOR plus a maximum spread of 2%. In addition, the IFC Series C loan requires Arauco to pay 0.75% of its net income, determined before interest on any Arauco II project loans obtained subsequent to the date of the IFC Series C loan. The IFC Series C loan is subordinate to all other Arauco II loans. The most restrictive debt covenants are the requirements to maintain a minimum current ratio of 1:1 where current assets must exclude 30% of related party receivables and a maximum debt to equity ratio of 1.2:1. Interest and principal on the loans were payable semi-annually. The loans were paid in 2001.

(2) Alto Paraná Loans

a) This syndicated loan was incurred in connection with the acquisition of Alto Paraná. The loan, denominated in US dollars, carries a variable interest rate of LIBOR plus 0.35% and is payable semi-annually. The principal portion of the loan, US$ 300 million, is due upon maturity in 2001. The most restrictive debt covenants are the requirements to maintain a consolidated interest coverage ratio of 1.2:1 and a minimum consolidated net worth of ThCh$661,500,000.

b) In addition to the loan mentioned in (a), the Company obtained a US$ 150 million loan in order to repay outstanding debt. The loan is denominated in US dollars, and has a variable interest rate of LIBOR plus 0.35%. Interest payments are due quarterly, while the loan principal is repayable in four annual payments, which began on March 20, 2000.

c)The Argentine subsidiary Alto Paraná S.A. obtained a US$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in US dollars, and has a variable interest rate of LIBOR plus a market spread.

(3) Tesoro Argentino

Alto Paraná owed an aggregate principal amount of US$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries which sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the "Paris Club" countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

Amounts in thousands of U.S. dollars, except as indicated.

14. LONG-TERM BANK BORROWINGS, *continued*

(b) Debt distribution

As of June 30, 2001 and 2002 long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in foreign currencies.

(c) Maturity of long-term bank borrowings

As of June 30, 2002, the maturities of long-term bank borrowings payable were as follows:

Year	*ThUS$*
2002	8,702
2003	87,600
2004	100,124
2005	100,321
2006 and thereafter	274
Total	***297,021***

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

- The interest coverage ratio must not be less than 2.0.

Amounts in thousands of U.S. dollars, except as indicated.

15. INCOME TAXES

(a) Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to US$ 17,771 thousand and US$10,368 thousand for the periods ended June 30, 2001 and 2002, respectively. Furthermore, Arauco established provisions for US$ 7 thousand as of June 30, 2001 and US$ 32 thousand as of June 30, 2002 in accordance with Article 21 of the Income Tax Law. These amounts are shown in "Income tax payable," net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of June 30,	
	2001	***2002***
	ThUS$	***ThUS$***
Income tax	(10,368)	(18,734)
Provisions estimated in accordance with Article N° 21 of the Income Tax Law in Chile	(32)	(7)
Deferred income tax	1,869	8,076
Amortization of complementary accounts	916	(322)
Adjustment expense taxes last year	637	292
Total Income Tax	***(6,978)***	***(10,695)***

(b) Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of June 30, 2002 were as follows:

	Retained Earnings		***Shareholders' Tax Credit***
	With Credit ThUS$	***Without Credit ThUS$***	***ThUS$***
Balance as of December 31, 2000	43,560	53	7,687
Balance as of December 31, 2001	27,961	1,150	4,934
Total	***71,521***	***1,203***	***12,621***

Amounts in thousands of U.S. dollars, except as indicated.

15. INCOME TAXES, continued

(c) Deferred taxation

As explained in note 1 (g), as of June 30, 2001 and 2002, Arauco recorded accumulated deferred taxes arising from temporary differences, as follows:

	As of June 30, 2001			
	Deferred tax assets		*Deferred tax liabilities*	
	Current ThUS$	*Long term ThUS$*	*Current ThUS$*	*Long term ThUS$*
Allowance for doubtful accounts	200	970	-	-
Deferred revenues	292	-	-	-
Accrual for staff vacations	448	-	-	-
Production costs	-	-	7,770	-
Property, plant and equipment depreciation	1	2	-	100,806
Capitalized expenses	-	-	717	8
Obsolescence reserve	634	-	-	-
Debt issue and project expenses	-	-	-	3,615
Staff severance indemnities	974	264	-	-
Leasing assets	5	107	-	247
Tax loss carry forwards	-	2,748	-	-
Property, plant and equipment valuation	-	95,525	-	-
Accrual for contingencies	915	365	-	-
Plant maintenance accrual	236	-	-	-
Project valuation difference	-	-	-	2,817
Other	674	3,808	484	3,860
Total	***4,379***	***103,789***	***8,971***	***111,353***
Complementary accounts, net of accumu-lated amortization (1)	(841)	(48,873)	-	(38,512)
Valuation provision	-	(54,468)	-	-
Total	***3,538***	***448***	***8,971***	***72,841***

Amounts in thousands of U.S. dollars, except as indicated.

15. INCOME TAXES, *continued*

(c) Deferred taxation, *continued*

	As of June 30, 2002			
	Deferred tax assets		*Deferred tax liabilities*	
	Current ThUS$	*Long term ThUS$*	*Current ThUS$*	*Long term ThUS$*
Allowance for doubtful accounts	468	124	-	-
Deferred revenues	350	39	-	-
Accrual for staff vacations	512	-	-	-
Production costs	-	-	7,397	-
Capitalized expenses	-	-	442	3,096
Property, plant and equipment depreciation	-	30	-	82,965
Staff severance indemnities	1,070	343	-	-
Debt issue and project expenses	-	-	193	5,123
Obsolescence reserve	583	-	-	-
Accrual for contingencies	331	-	-	-
Tax loss carryforwards	5,982	3,662	-	39
Property, plant and equipment valuation	-	19,285	-	1,073
Leasing assets	72	10	70	158
Plant maintenance accrual	704	-	-	-
Impact of devaluation of Argentine peso	9,190	36,534	-	-
Unrealized result	-	-	-	745
Other	1,273	3	448	20
Total	***20,535***	***60,030***	***8,550***	***93,219***
Complementary accounts, net of accumulated amortization (1)	(545)	(8,151)	-	(8,365)
Valuation provision	-	(43,090)	-	-
Total	***19,990***	***8,789***	***8,550***	***84,854***

(1) These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16. FORESTRY GRANTS

Forestry grants are included in shareholders' equity under the account heading "Forestry and other reserves". These grants are transferred to income at the time of sale of the related finished goods. The Company's forestry subsidiaries received forestry grants of US$ 86 thousand during the period ending June 30, 2001 and US$ 34 during the period ending June 30, 2002.

Amounts in thousands of U.S. dollars, except as indicated.

17. ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their local and foreign currency equivalent at each period-end.

		At June 30,	
	Currency	*2001 ThUS$*	*2002 ThUS$*
Assets			
Current Assets:			
Cash and banks	US$	2,907	6,125
Cash and banks	Ch$	2,280	1,378
Cash and banks	Other currencies	1,147	2,030
Time deposits and marketable securities	US$	87,401	231,555
Time deposits and marketable securities	Ch$	3,333	29,280
Time deposits and marketable securities	Other currencies	-	220,933
Trade accounts receivable	US$	213,691	167,308
Trade accounts receivable	Ch$	20,830	19,229
Trade accounts receivable	Other currencies	5,235	6,000
Other accounts receivable	US$	13,483	14,237
Other accounts receivable	Ch$	14,907	16,177
Inventories	US$	56,707	81,464
Inventories	Ch$	307,816	261,375
Other current assets	US$	44,061	32,980
Other current assets	Ch$	52,698	40,618
Total current assets		***826,496***	***1,130,689***
Property, plant and equipment and other assets:			
Property, plant and equipment	US$	745,414	944,597
Property, plant and equipment	Ch$	2,985,891	2,725,238
Other assets	US$	25,583	28,523
Other assets	Ch$	10,833	14,128
Total property, plant and equipment and other assets		***3,767,721***	***3,712,486***
Total assets		***4,594,217***	***4,843,175***

Amounts in thousands of U.S. dollars, except as indicated.

17. ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, *continued*

		At June 30,	
		2001	***2002***
	Currency	***ThUS$***	***ThUS$***
Liabilities			
Current liabilities:			
Current portion of long-term bank borrowings	US$	42,753	46,370
Current portion of long-term bank borrowings	Ch$	1	-
Current portion of long-term bank borrowings	Other currencies	-	469
Current portion of bonds	US$	19,219	27,816
Current portion of bonds	Ch$	4,524	4,151
Notes and trade accounts payable	US$	32,553	25,173
Notes and trade accounts payable	Ch$	35,363	40,683
Notes and trade accounts payable	Other currencies	227	561
Other current liabilities	US$	22,151	25,144
Other current liabilities	Ch$	36,514	29,614
Total current liabilities		***193,305***	***199,981***
Long-term liabilities:			
Long-term bank borrowings	US$	290,242	250,819
Bonds	US$	1,000,000	1,280,215
Bonds	Ch$	4,993	594
Other long-term liabilities	US$	22,714	7,526
Other long-term liabilities	Ch$	80,652	81,278
Total long-term liabilities		***1,398,601***	***1,620,432***
Total liabilities		***1,591,906***	***1,820,413***

Amounts in thousands of U.S. dollars, except as indicated.

18. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Company	*Relationship*	*As of June 30,* 2001 ThUS$	2002 ThUS$	*Transaction*
(a) Current assets				
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	845	1,034	Accounts receivable
Fundación Educacional Arauco	Affiliate	114	305	Accounts receivable
Total current assets		***959***	***1,339***	
(b) Current liabilities				
Compañía de Petróleos de Chile S.A.	Shareholder	544	315	Accounts payable
Puerto de Lirquén S.A.	Affiliate	199	442	Accounts payable
Compañía Puerto de Coronel S.A.	Affiliate	213	167	Accounts payable
Abastible S.A.	Affiliate	12	12	Accounts payable
Sigma Servicios Informáticos S.A.	Affiliate	9	1	Accounts payable
Servicios Corporativos Sercor S.A.	Affiliate	-	7	Accounts payable
Cía. de Turismo de Chile Ltda.	Affiliate	8	3	Accounts payable
Frontel S.A.	Affiliate	1	-	Accounts payable
Sociedad Austral de Electricidad S.A.	Affiliate	2	-	Accounts payable
Total current liabilities		***988***	***947***	

Amounts in thousands of U.S. dollars, except as indicated.

18. BALANCES AND TRANSACTIONS WITH RELATED PARTIES, *continued*

During the period-ended June 30, 2001 and 2002, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Period ended June 30,	
	2001 ThUS$	***2002 ThUS$***
(a) Compañía de Petróleos de Chile S.A.:		
Purchases of fuel	5,694	5,982
Other Sales	(1)	(1)
(b) Puerto de Lirquén S.A.:		
Port services	684	509
(c) ABC Comercial S.A.:		
Other Purchases	2	83
(d) Abastible S.A.:		
Purchases of fuel	67	33
(e) Frontel S.A.:		
Electric power purchases	37	-
(f) Compañía de Seguros Generales Cruz del Sur S.A.:		
Direct insurance premiums	60	82
(g) Compañía de Turismo de Chile Ltda.		
Purchase of tickets	50	2
(h) Cia. Puerto de Coronel S.A:		
Stockpiling services	960	282
(i) Soc. Austral de Electricidad S.A.		
Electric power purchases	23	-
Other sales	(2)	-
(j) Sigma Servicios Informáticos S.A.		
Processing service	23	16

19. CONTINGENCIES AND COMMITMENTS

(a) Arauco

Arauco is not currently involved in any court proceedings or other legal actions which could significantly affect its financial or operational condition.

The liabilities included in current and long-term bank borrowings require Arauco to comply with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

i) The debt ratio must not be higher than 1.2.
ii) The current ratio must not be less than 1.0.
*iii)*The interest coverage ratio must not be less than 2.0.

Amounts in thousands of U.S. dollars, except as indicated.

20. SHAREHOLDERS' EQUITY

The movements in the capital and reserve accounts for each of the periods ended June 30, 2001 and 2002 are as follows:

June 30, 2001	*Paid-in capital ThUS$*	*Share premium ThUS$*	*Forestry and other reserves ThUS$*	*Retained earnings from prior years ThUS$*	*Interim dividends ThUS$*	*Net income for the period ThUS$*	*Total ThUS$*
Balance as of December 31, 2000	350,922	5,679	1,403,730	1,001,141	(68,067)	295,582	2,988,987
Prior period income allocation	-	-	-	295,582	-	(295,582)	-
Equity price level restatement	5,264	85	21,027	18,913	(1,021)	-	44,268
Dividends paid	-	-	-	(128,828)	69,088	-	(59,740)
Cumulative translation adjustment	-	-	16,507	-	-	-	16,507
Forestry reserve	-	-	(60,529)	-	-	-	(60,529)
Forestry reserve adjustment related to subsidiaries	-	-	(1,914)	-	-	-	(1,914)
Net income for the period	-	-	-	-	-	68,586	68,586
Balance as of June 30, 2001	***356,186***	***5,764***	***1,378,821***	***1,186,808***	-	***68,586***	***2,996,165***

Amounts in thousands of U.S. dollars, except as indicated.

20. SHAREHOLDERS' EQUITY, *continued*

June 30, 2002	*Paid-in capital ThUS$*	*Share premium ThUS$*	*Forestry and other reserves ThUS$*	*Earnings from prior years ThUS$*	*Interim dividends ThUS$*	*Net income for the period ThUS$*	*Total ThUS$*
Balance as of December 31, 2001	347,551	5,625	1,470,901	1,158,087	(5,357)	139,910	3,116,717
Prior period income allocation	-	-	-	139,910	-	(139,910)	-
Dividends paid	-	-	-	(38,254)	5,357	-	(32,897)
Cumulative translation adjustment	-	-	388	-	-	-	388
Forestry reserve	-	-	(73,773)	-	-	-	(73,773)
Forestry reserve adjustment related to subsidiaries	-	-	(1,252)	-	-	-	(1,252)
Conversion adjustment related to subsidiaries	-	-	(95,292)	-	-	-	(95,292)
Net income for the period	-	-	-	-	-	103,011	103,011
Balance as of June 30, 2002	*347,551*	*5,625*	*1,300,972*	*1,259,743*	-	*103,011*	*3,016,902*

The number of shares authorized, issued and outstanding as of June 30, 2001 and 2002 was 113,152,446. The Company's shares are of a single series without a fixed nominal value.

Amounts in thousands of U.S. dollars, except as indicated.

21. SALES REVENUE

Arauco's sales revenues were derived from export and domestic sales of the following products:

	As of June 30, 2001 ThUS$	2002 ThUS$
Export sales		
Bleached pulp	244,590	209,265
Unbleached pulp	72,982	65,410
Sawlogs	185	686
Flitches	2,757	2,808
Sawn timber	58,901	77,160
Remanufactured wood products	38,545	56,389
Plywood and fiber panels	45,099	62,182
Posts	4,014	6,201
Other	-	-
Total export sales revenue	***467,073***	***480,101***
Domestic sales		
Bleached pulp	18,860	13,361
Unbleached pulp	629	903
Sawlogs	8,291	7,385
Pulplogs	5,063	2,117
Sawn timber	23,729	23,319
Remanufactured wood products	4,981	2,474
Chips	533	498
Electric power	751	1,462
Plywood and fiber panels	25,681	22,418
Other	4,169	7,257
Total domestic sales revenue	***92,687***	***81,194***
Total sales revenue	***559,760***	***561,295***

Amounts in thousands of U.S. dollars, except as indicated.

22. OPERATING COSTS

(a) Cost of sales

Arauco's cost of sales consisted of the following:

	As of June 30,	
	2001	***2002***
	ThUS$	***ThUS$***
Timber	68,870	63,254
Chemical products	29,045	28,463
Maintenance costs	44,396	23,252
Depreciation	55,702	47,650
Energy and fuel costs	11,863	11,281
Forestry works	57,019	59,515
Port costs	4,674	4,352
Sawing services	29,751	34,352
Electric power costs	187	171
Other raw materials, indirect cost and other	11,120	19,579
Total cost of sales	***312,627***	***291,869***

(b) Administration and selling expenses

Administration and selling expenses were as follows:

	As of June 30,	
	2001	***2002***
	ThUS$	***ThUS$***
Wages and salaries	14,699	12,449
Insurance	1,669	2,040
Depreciation	2,604	2,760
Freight	51,490	54,520
Other transportation costs	15,716	19,007
Selling expenses	9,094	6,931
Other administrative expenses	14,845	12,344
Total administration and selling expenses	***110,117***	***110,051***

Amounts in thousands of U.S. dollars, except as indicated.

23. OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of June 30, 2001 ThUS$	2002 ThUS$
Reimbursement of customs duties	957	1,673
Reversal of provision for selling expenses	754	-
Rental income	155	185
Profit on sale of other services	40	216
Insurance recoveries	88	5
Gain on sale of energy	-	64
Sale of materials and others	630	219
Gain on sale of property, plant and equipment	1,216	312
Reserve on sale for adjustment conversion	11,969	-
Other income	898	965
Total other non-operating income	***16,707***	***3,639***

Amounts in thousands of U.S. dollars, except as indicated.

24. OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of June 30,	
	2001	***2002***
	ThUS$	***ThUS$***
Other services and fees	13	34
Other depreciation and amortization	298	231
Write-off of damaged forest	75	956
Donations	445	580
Severance payments	99	40
Project expenses	73	79
Write-off of obsolete material	162	179
Provision for uncollectible accounts receivable	119	215
Legal expenses	61	18
Taxes	11	2,043
Write-off of inventory	1,370	-
Adjustment for sale expenses of the previous year	529	481
Other expenses	1,024	1,769
Total other non-operating expenses	***4,279***	***6,625***

Amounts in thousands of U.S. dollars, except as indicated.

25. MINORITY INTEREST

The equity value corresponding to the shareholders' minority interest in each of the Company's subsidiaries was as follows:

	As of June 30,	
	2001 ThUS$	***2002 ThUS$***
Alto Paraná S.A.	200	189
Forestal Arauco S.A.	1,546	1,543
Inversiones Cholguán S.A.	15	-
Forestal Cholguán S.A.	4,122	3,867
Controladora de Plagas Forestales S.A.	263	235
Arauco Europe S.A.	-	26
Total	***6,146***	***5,860***

The income value corresponding to the shareholder minority interest in each of the Companys' subsidiaries was as follow:

	As of June 30,	
	2001 ThUS$	***2002 ThUS$***
Alto Paraná S.A.	(3)	4
Forestal Arauco S.A.	(25)	(37)
Inversiones Cholguán S.A.	8	-
Forestal Cholguán S.A.	(87)	(103)
Controladora de Plagas Forestales S.A.	(32)	(22)
Total	***(139)***	***(158)***

26. SANCTIONS

During the periods ended June 30, 2001 and 2002, neither the Company, any member of the Board of Directors nor the Chief Executive Officer of the Company was sanctioned by the Chilean Securities Commission.

Amounts in thousands of U.S. dollars, except as indicated.

27. BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the terms of the bonds.

The charges to income related to such amortizations for the periods ended June 30, 2001 and 2002 were US$ 889 thousand and US$ 1,425 thousand, respectively, which amounts are reflected in the statement of income under the heading "Interest Expense". The costs recorded for each year are shown below.

	As of June 30,	
	2001 ThUS$	***2002 ThUS$***
Stamp tax	5,616	8,820
Underwriters commission	3,132	5,240
Rate insurance commission	464	346
Risk evaluation	21	99
Accounting advice	75	37
Printing costs	133	91
Legal advice	617	468
Repayment of bonds	-	4,506
Other	218	137
Total bond issue costs	***10,276***	***19,744***

28. CASH FLOW

According to regulations established in Circular N° 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	US$	0.8 million	2002
Plywood Mill expansion	US$	22.3 million	2002
Investment projects APSA	US$	3.5 million	2002
Valdivia Mill construction project	US$	203.8 million	2002
Valdivia Mill construction project	US$	334.4 million	2003
Valdivia Mill construction project	US$	128.8 million	2004

Amounts in thousands of U.S. dollars, except as indicated.

29. ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended June 30, 2002.

- Project to decrease the effluent of the manufacturing process of white pulp. Spent: US$ 62 thousand. Estimated future cost: US$ 990 thousand.
- Project to decrease the consumption of chemical products in the process of manufacturing pulp. Spent: US$ 56 thousand. No future costs are forecasted.
- Project for decreasing the introduction of dust and ash to the environment. Spent: US$ 45 thousand. Estimated future cost: US$ 20 thousand.
- Project to reduce any odors which are a byproduct of the mill production process. Spent: US$ 12 thousand. Estimated future cost: US$ 16 thousand.
- Payments related to environmental protection in connection with the Valdivia Mill Construction Project. Spent: US$ 1.05 million. Estimated future cost: US$ 7.15 million.

The Company's subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system, regulated under a certification process under rule ISO 14.001. For this reason, between January 1 and June 30, 2002 we have paid US$78 thousand and we anticipate spending an additional amount for this item of US$ 103 thousand .

30. SUBSEQUENT EVENTS

No events have occurred since June 30, 2002 and subsequent to the issuance of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V. Controller	Alejandro Pérez R. Chief Executive Officer